UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 7, 2023

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three- and six-month periods ended June 30, 2023 and 2022. All of these financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2022 annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2023 (the “2022 Form 20-F”) and the unaudited condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding demand and/or charter and contract rates for our vessels and port facilities. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions; changes in production or demand for the transportation or storage of grain and mineral commodities and petroleum products; the development of Navios Logistics’ planned Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities; the ability and willingness of charterers to fulfill their obligations; prevailing charter rates; drydocking and repairs; changing vessel crews and availability of financing; potential disruption of shipping routes due to accidents, wars, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of global pandemics; the aging of our fleets and resultant increases in operating costs; loss of any customer or charter or vessel; the financial condition of our customers; changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; increases in costs and expenses related to the operation of vessels (including but not limited to costs associated with crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses); the expected cost of, and the ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by charterers; competitive factors in the markets in which Navios Logistics operates; risks associated with operations outside the United States; and other factors listed from time to time in the filings Navios Logistics makes with the SEC, including its Forms 20-F and Forms 6-K, including the section entitled “Item 3. Key Information—D. Risk Factors” in the 2022 Form 20-F. Navios Logistics expressly disclaims any obligation or undertaking to release publicly any update or revision to any forward-looking statements contained herein to reflect any change in our expectations with respect to any such statement, or any change in events, conditions or circumstances on which any such statement is based.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest infrastructure and logistics companies in the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the southeastern coast of South America. We have three reportable segments: the Port Terminal Business, the Cabotage Business and the Barge Business. The Port Terminal Business includes dry port terminal operations and liquid port terminal operations. A general description of each segment follows.

Port Terminal Business

We own three port storage and transfer facilities: a grain port terminal (the “Grain Port Terminal”), which supports agricultural and forest-related exports; an iron ore port terminal (the “Iron Ore Port Terminal”), which supports mineral-related exports; and a liquid port terminal (the “Liquid Port Terminal”), which provides tank storage for refined petroleum products. The Grain Port Terminal and the Iron Port Terminal are located in Nueva Palmira, Uruguay, and the Liquid Port Terminal is located in San Antonio, Paraguay. Since October 2022, we have been providing bunkering services using floating storage capacity in the port of Nueva Palmira. Our port facilities in Nueva Palmira have a total static grain-storage capacity of 460,000 metric tons, and a mineral-ore-stockpile capacity of 1,246,000 tons following the completion of a new stockpile area in the second quarter of 2023. The Liquid Port Terminal has a total static storage capacity of 65,660 cubic meters. The Grain Port Terminal, together with the Iron Ore Terminal, may be collectively referred to in this report as our “Dry Port Terminals.”

The Cabotage Business

We own and operate ocean-going vessels to support the transportation needs of our customers in the South American coastal-trade business. Our fleet consists of five ocean-going product tanker vessels and a river and estuary tanker vessel. We contract our vessels either on a time charter basis or on a contract of affreightment (“CoA”) basis.

The Barge Business

We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 301 vessels, including 271 barges and 30 pushboats. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis. We provide transportation for dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas (“LPG”)).

Fleet

Our current core fleet consists of a total of 307 owned vessels, barges and pushboats.

The following is the current core fleet as of September 7, 2023:

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges	212	404,550 DWT	Dry Cargo
Tank Barges	56	173,229 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	301

Product Tanker Fleet *	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Elena H	2018	4,999	Double-hulled Product Tanker

Total		77,249

*

In August 2023, the Company completed the sale of the vessel He Man H. For additional information on the sale of He Man H, please see Note 5 “Tangible fixed assets and assets under construction” included elsewhere in this report.

Chartering Arrangements

We continually monitor developments in the shipping industry and make operational decisions based on an individual vessel and segment basis, and on our view of overall market conditions, in order to implement our overall business strategy. In the Barge Business, we typically operate under a mix of time charters and CoAs (some of which have minimum guaranteed volumes), and spot contracts. In the Cabotage Business, we typically operate under time charters with terms in excess of one year. Some of our charters provide fixed pricing, minimum-volume requirements, and adjustment formulas for labor cost and fuel price.

Factors Affecting Navios Logistics’ Results of Operations

For further discussion on factors affecting our results of operations, see “Item 3. Key Information — D. Risk Factors” included in the 2022 Form 20-F. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Countries in which we Operate” in the 2022 Form 20-F.

Contract Rates

The shipping and logistics industry has been highly volatile. In order to maximize the utilization of our fleet and storage capacity, we must be able to renew the contracts that employ our fleet and ports upon the expiration or termination of current contracts. This ability depends mainly upon economic conditions in the economic sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats, and changes in the supply and demand for the transshipment and storage of commodities.

Weather Conditions

In our Barge Business, we transport cargo along the Paraguay and Parana Rivers from Puerto Caceres (Brazil) to Nueva Palmira, Uruguay (the “Hidrovia Waterway”). Thus, weather-related changes adversely affecting the region, such as low water levels, could reduce or limit our ability to transport cargo effectively along the Hidrovia Waterway. Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports, stores, and transships, which could result in a reduction in demand for our port and transportation services.

Foreign Currency Transactions

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Uruguayan peso, Argentine peso, Brazilian real and Paraguayan guarani. We use the U.S. dollar as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of our foreign operations are translated using the exchange rate at the balance sheet date, except for property, and equipment and equity, which are translated at historical rates.

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact their operations in either U.S. dollars or Uruguayan pesos, Argentine pesos, Brazilian reais and Paraguayan guaranies, respectively; however, the subsidiaries’ primary cash flows are recorded in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the unaudited condensed consolidated statement of profit.

Inflation and Fuel Price Increases

The impact of inflation on prices in the South American countries in which we operate and the effects of the current war in Ukraine may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for our Barge and Cabotage Businesses, we negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. The high season for the Dry Port Terminals’ Uruguayan operations occurs from April to September and is linked to the South American harvest and the arrival of barges down the river. The high season for the Barge Business is between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the low water level in the northern Hidrovia waterway could adversely affect operations of the Barge Business and the volumes it transports. To the extent water levels are insufficient to accommodate the draft of a heavily laden vessel, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. If water levels on a waterway are too low, vessels could be prevented entirely from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer resulting in increased voyage expenses. Such circumstances reduce the effective available carrying capacity of the vessel for the year. Our Liquid Port Terminal and our Cabotage Business are not significantly affected by seasonality as their operations are primarily linked to refined petroleum products, and thus not significantly affected by water levels.

Statement of Operations Breakdown by Segments

We report our operations based on three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. The Port Terminal Business segment includes the operating results of our Dry Port Terminals and the Liquid Port Terminal operations. Our Dry Port Terminals comprise our Grain Port Terminal and our Iron Ore Port Terminal, each of which is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. Our Liquid Port Terminal is an up-river port terminal with tank storage for refined petroleum products, and oil and gas, located in San Antonio, Paraguay, approximately 17 miles by river from the capital, Asuncion. Since October 2022, we have been providing bunkering services using floating storage capacity in the port of Nueva Palmira.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three- and six-month periods ended June 30, 2023 and 2022. This information was derived from Navios Logistics’ unaudited condensed consolidated financial statements for the respective periods.

Following the Company’s change in accounting policy on foreign exchange differences, the foreign exchange gains and losses are presented in the same line item as the underlying transaction for each period presented. See “—Critical Accounting Policies.”

(Expressed in thousands of U.S. dollars-except other operating data)	Three-month period ended June 30, 2023 (unaudited)	Three-month period ended June 30, 2022 (unaudited)	Six-month period ended June 30, 2023 (unaudited)	Six-month period ended June 30, 2022 (unaudited)
Revenue	$81,553	$68,905	$146,633	$127,752
Cost of sales	(55,175)	(45,182)	(96,342)	(84,251)

Gross profit	$26,378	$23,723	$50,291	$43,501
Administrative expenses	(5,334)	(4,241)	(10,063)	(7,826)
Other operating income	226	531	447	674
Other operating expenses	(1,102)	(1,262)	(2,412)	(2,417)
Allowance for expected credit losses on financial assets	—	(83)	(392)	(228)

Operating profit	$20,168	$18,668	$37,871	$33,704
Finance income	456	40	814	56
Finance costs	(15,943)	(15,713)	(31,985)	(31,253)
Other financial results	665	3,749	—	3,798

Profit before tax	$5,346	$6,744	$6,700	$6,305
Income tax expense	(907)	(372)	(669)	(313)

Profit for the period	$4,439	$6,372	$6,031	$5,992

Other Operating Data
Grain Port Terminal—tons of cargo moved	520,563	1,117,111	1,149,127	2,062,893
Iron Ore Port Terminal—tons of cargo moved	1,215,775	266,298	2,043,361	307,685
Liquid Port Terminal—cubic meters of stored liquid cargo	198,741	180,892	364,792	366,974
Liquid Port Terminal —cubic meters of sales of products	9,908	—	14,413	2,295
Barge Business—cubic meters of liquid cargo	218,628	150,431	404,708	382,660
Barge Business—dry cargo tons	530,189	331,748	855,115	614,537
Cabotage Business —cubic meters of liquid cargo	499,113	517,232	918,795	970,973
Cabotage Business—available days	608	691	1,238	1,411
Cabotage Business—operating days	491	572	1,022	1,076
Revenues per Segment
Port Terminal Business	$36,430	$30,857	$67,341	$58,811
Grain Port Terminal	$8,552	$13,064	$17,249	$23,925
Iron Ore Port Terminal	$19,443	$16,179	$37,265	$29,917
Liquid Port Terminal	$1,758	$1,614	$3,063	$3,075
Sales of products—Liquid Port Terminal	$6,677	$—	$9,764	$1,894
Barge Business	$32,510	$25,312	$55,075	$44,828
Cabotage Business	$12,613	$12,736	$24,217	$24,113

For the three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022

Revenue

The following table presents our revenues for the three-month periods ended June 30, 2023 and 2022:

	Three-month period ended June 30, 2023				Three-month period ended June 30, 2022
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time chartering revenue	$—	$12,850	$9,624	$22,474	$—	$12,698	$1,110	$13,808
CoA/Voyage revenue	—	—	22,995	22,995	—	288	24,231	24,519
Port terminal revenue	29,753	—	—	29,753	30,857	—	—	30,857
Turnover tax	—	(237)	(109)	(346)	—	(250)	(29)	(279)

Time charter, voyage and port terminal revenues	$29,753	$12,613	$32,510	$74,876	$30,857	$12,736	$25,312	$68,905

Sale of Products-Liquid Port Terminal	$6,677	—	—	$6,677	$—	—	—	$—

Total Revenue	$36,430	$12,613	$32,510	$81,553	$30,857	$12,736	$25,312	$68,905

Time Charter, Voyage and Port Terminal Revenues: For the three-month period ended June 30, 2023, Navios Logistics’ time charter, voyage and port terminal revenues increased by $6.0 million, or 8.7%, to $74.9 million, as compared to $68.9 million for the same period in 2022. Revenue from the Barge Business increased by $7.2 million, or 28.4%, to $32.5 million for the three-month period ended June 30, 2023, as compared to $25.3 million for the same period during 2022. The increase was mainly attributable to time charter-out contracts that were in place for iron ore transportation during the three months ended June 30, 2023. Revenue from the Port Terminal Business decreased by $1.1 million, or 3.6%, to $29.8 million for the three-month period ended June 30, 2023, as compared to $30.9 million for the same period during 2022. The decrease was mainly attributable to a decrease in revenue from the Grain Port Terminal due to lower grain throughput resulting from a decline in Uruguayan exports. The overall Port Terminal revenue decrease was partially offset by higher tariffs and volumes transshipped at the Iron Ore Port Terminal. Revenue from the Cabotage Business decreased by $0.1 million, or 1.0%, to $12.6 million for the three-month period ended June 30, 2023, as compared to $12.7 million for the same period during 2022.

Sales of Products—Liquid Port Terminal: For the three-month period ended June 30, 2023, Navios Logistics’ sales of products increased by $6.7 million to $6.7 million, as compared to nil for the same period during 2022. This increase was attributable to the sale of fuel products in connection with the bunkering services in the port of Nueva Palmira.

Cost of Sales

The following table presents our cost of sales for the three-month periods ended June 30, 2023 and 2022:

	Three-month period ended June 30, 2023				Three-month period ended June 30, 2022
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time charter, voyage and port terminal expenses	$7,850	$558	$8,350	$16,758	$5,747	$705	$12,076	$18,528
Direct vessel expenses	—	9,269	11,568	20,837	—	8,923	8,681	17,604
Cost of products sold-Liquid Port Terminal	6,076	—	—	6,076	21	—	—	21
Depreciation and amortization	2,272	1,647	5,934	9,853	2,225	1,289	5,515	9,029
Impairment loss	—	1,651	—	1,651	—	—	—	—

Total cost of sales	$16,198	$13,125	$25,852	$55,175	$7,993	$10,917	$26,272	$45,182

Time Charter, Voyage and Port Terminal Expenses: For the three-month period ended June 30, 2023, time charter, voyage and port terminal expenses decreased overall by $1.8 million, or 9.5%, to $16.8 million for the three-month period ended June 30, 2023, as compared to $18.5 million for the same period during 2022. Time charter and voyage expenses of the Barge Business decreased by $3.7 million, or 30.8%, to $8.4 million for the three-month period ended June 30, 2023, as compared to $12.1 million for the same period during 2022, mainly due to decreased bunker consumption and other voyage expenses resulting from time charter-out contracts in place for iron ore transportation during the current period. Time charter and voyage expenses of the Cabotage Business decreased by $0.1 million, or 20.9%, to $0.6 million for the three-month period ended June 30, 2023, as compared to $0.7 million for the same period during 2022. The overall decrease was partially mitigated by a $2.1 million, or 36.6%, increase in port terminal expenses in the Port Terminal Business to $7.9 million for the three-month period ended June 30, 2023, as compared to $5.7 million for the same period during 2022, mainly due to higher volumes transshipped in the Iron Ore Port Terminal.

Direct Vessel Expenses: Direct vessel expenses increased overall by $3.2 million, or 18.4%, to $20.8 million for the three-month period ended June 30, 2023, as compared to $17.6 million for the same period during 2022. Direct vessel expenses of the Barge Business increased by $2.9 million, or 33.3%, to $11.6 million for the three-month period ended June 30, 2023, as compared to $8.7 million for the same period during 2022, mainly due to increased payroll and repairs and maintenance. Direct vessel expenses of the Cabotage Business increased by $0.3 million, or 3.9%, to $9.3 million for the three-month period ended June 30, 2023, as compared to $8.9 million for the same period during 2022. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold—Liquid Port Terminal: For the three-month period ended June 30, 2023, Navios Logistics’ cost of products sold increased by $6.1 million to $6.1 million, as compared to less than $0.1 million for the same period in 2022. This increase was almost entirely attributable to the increase in fuel products sold in connection with the bunkering services in the port of Nueva Palmira.

Depreciation and Amortization: For the three-month period ended June 30, 2023, Navios Logistics’ depreciation and amortization increased by $0.8 million, or 9.1%, to $9.9 million, as compared to $9.0 million for the same period during 2022. Depreciation and amortization in the Barge Business increased by $0.4 million, or 7.6%, to $5.9 million for the three-month period ended June 30, 2023, as compared to $5.5 million for the same period in 2022, mainly due to the delivery of eight liquid barges during the current period. Depreciation and amortization in the Cabotage Business increased by $0.4 million, or 27.8%, to $1.6 million for the three-month period ended June 30, 2023, as compared to $1.3 million for the same period in 2022, mainly due to increased amortization of dry dock expenses. Depreciation and amortization in the Port Terminal Business decreased by less than $0.1 million, or 2.1%, to $2.3 million for the three-month period ended June 30, 2023, as compared to $2.2 million for the same period in 2022.

Impairment Loss: Impairment loss incurred in the three-month period ended June 30, 2023 was $1.7 million as compared to nil for the same period during 2022, and was due to $1.7 million incurred in the Cabotage Business resulting from the sale of the vessel He Man H. For additional information, refer to Note 5 “Tangible fixed assets and assets under construction” included elsewhere in this report.

Administrative Expenses

Administrative expenses increased by $1.1 million, or 25.8%, to $5.3 million for the three-month period ended June 30, 2023, as compared to $4.2 million for the same period during 2022. This increase was due mainly to an increase in payroll, travel expenses and other general and administrative expenses. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally across segments based on headcount.

Other Operating Income

Other operating income decreased overall by $0.3 million, or 57.4%, to $0.2 million for the three-month period ended June 30, 2023, as compared to $0.5 million for the same period in 2022. Other operating income in the Barge Business decreased by $0.2 million, or 49.9%, to $0.2 million for the three-month period ended June 30, 2023, as compared to $0.4 million for the same period of 2022. Other operating income in the Cabotage Business decreased by less than $0.1 million to nil for the three-month period ended June 30, 2023, as compared to less than $0.1 million for the same period of 2022. Other operating income in the Port Terminal Business decreased by less than $0.1 million to less than $0.1 million for the three-month period ended June 30, 2023, as compared to less than $0.1 million for the same period of 2022.

Other Operating Expenses

Other operating expenses decreased overall by $0.2 million, or 12.7%, to $1.1 million for the three-month period ended June 30, 2023, as compared to $1.3 million for the same period in 2022. Other operating expenses in the Barge Business decreased by $0.4 million, or 40.6%, to $0.5 million for three-month period ended June 30, 2023, as compared to $0.9 million income for the same period of 2022. This decrease was mainly due to a decrease in taxes other than income taxes. Other operating expenses in the Cabotage Business increased by $0.1 million, or 25.9%, to $0.5 million for the three-month period ended June 30, 2023, as compared to $0.4 million the same period during 2022. Other operating expenses in the Port Terminal Business increased by $0.1 million to $0.1 million for the three-month period ended June 30, 2023, as compared to nil the same period during 2022.

Allowance for Expected Credit Losses on Financial Assets

Overall, allowance for expected credit losses on financial assets decreased by less than $0.1 million to nil million for the three-month period ended June 30, 2023, as compared to less than $0.1 million for the same period during 2022.

Operating Profit/(Loss)

Total operating profit increased by $1.5 million, or 8.0%, to $20.2 million for the three-month period ended June 30, 2023, compared to $18.7 million for the same period in 2022.

Operating profit in the Barge Business increased by $7.3 million to $3.1 million for the three-month period ended June 30, 2023 as compared to $4.1 million operating loss for the same period in 2022. The increase in operating profit was mainly attributable to: (i) an increase in revenue; (ii) a decrease in time-charter and voyage expenses; (iii) a decrease in other operating expenses; and (iv) a decrease in allowance for expected credit losses on financial assets. The overall increase in operating profit in the Barge Business was partially offset by (i) an increase in direct vessel expenses; (ii) an increase in administrative expenses; (iii) an increase in depreciation and amortization; and (iv) a decrease in other operating income.

Operating profit in the Port Terminal Business decreased by $3.1 million, or 14.1%, to $18.9 million for the three-month period ended June 30, 2023, as compared to $22.0 million for the same period in 2022. Though the Port Terminal Business realized increased revenue for the period, this increase was partially mitigated by (i) an increase in cost of products sold (ii) an increase in port terminal expenses; (iii) higher administrative expenses; (iv) a decrease in other operating income; and (v) an increase in other operating expenses.

Operating loss in the Cabotage Business increased by $2.7 million, to $1.8 million for the three-month period ended June 30, 2023, as compared to $0.8 million operating profit for the same period in 2022. The increase in operating loss was mainly attributable to: (i) the impairment loss incurred during the current period; (ii) an increase in depreciation and amortization; (iii) an increase in direct vessel expenses; (iv) an increase in administrative expenses; (v) a decrease in revenue; and (vi) an increase in other operating expenses. The increase in operating loss was partially offset by a decrease in time charter and voyage expenses.

Finance Income

Finance income increased by $0.4 million to $0.5 million for the three-month period ended June 30, 2023, as compared to less than $0.1 million for the same period in 2022. Finance income is allocated to our business segments pro rata to the book value of our tangible assets.

Finance Costs

Overall, finance cost increased by $0.2 million, or 1.5%, to $15.9 million for the three-month period ended June 30, 2023, as compared to $15.7 million for the same period in 2022. These variations were mainly attributable to the higher weighted average interest rate for the three-month period ended June 30, 2022. The annualized weighted average interest rates of the Company’s total borrowings were 10.36% and 10.16% for the three-month periods ended June 30, 2023 and 2022, respectively. The finance cost of the 2025 Notes (as defined herein) is allocated to the business segments pro rata to the book value of our tangible assets.

Other Financial Results

During the three-month period ended June 30, 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of profit. Following this change, the foreign exchange gains and losses are presented in the same line item as the underlying transaction. See “—Critical Accounting Policies.”

Overall, other financial results decreased by $3.1 million to $0.7 million for the three-month period ended June 30, 2023, as compared to $3.7 million for the same period in 2022.

Income Tax Expense

Income tax expense increased by $0.5 million to $0.9 million for the three-month period ended June 30, 2023, as compared to $0.4 million for the same period during 2022. Income tax expense of the Barge Business decreased by less than $0.1 million to less than $0.1 million for the three-month period ended June 30, 2023, as compared to $0.1 million for the same period during 2022. Income tax expense of the Cabotage Business increased by $0.6 million to $0.8 million for the three-month period ended June 30, 2023, as compared to $0.2 million for the same period during 2022.

Profit/(Loss) for the Period

In the aggregate, profit for the period decreased by $1.9 million to $4.4 million for the three-month period ended June 30, 2023, as compared to $6.4 million for the same period in 2022.

Profit for the period in the Port Terminal Business decreased by $3.4 million, or 21.6%, to $12.4 million for the three-month period ended June 30, 2023, as compared to $15.8 million for the same period in 2022. The decrease in profit was mainly attributable to: (i) a decrease in operating profit; (ii) an increase in finance costs; and (iii) an decrease in other financial results, partially mitigated by an increase in finance income.

Loss for the period in the Cabotage Business increased by $2.4 million, or 115.2%, to $4.4 million for the three-month period ended June 30, 2023, as compared to a $2.1 million for the same period in 2022. The increase in loss was mainly attributable to: (i) an increase in operating loss; (ii) an increase in income tax expense; and (iii) an increase in other financial results, partially offset by (i) a decrease in finance cost; and (ii) an increase in finance income.

Loss for the period in the Barge Business decreased by $3.8 million, or 52.0%, to $3.5 million for the three-month period ended June 30, 2023, as compared to $7.4 million for the same period in 2022. The decrease in loss was mainly attributable to: (i) an increase in operating profit; (ii) a decrease in income tax expense; and (iii) an increase in finance income. The decrease in loss for the period was partially offset by (i) a decrease in other financial results; and (ii) an increase in finance costs.

For the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022

Revenue

The following table presents our revenues for the six-month periods ended June 30, 2023 and 2022:

	Six-month period ended June 30, 2023				Six-month period ended June 30, 2022
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time chartering revenue	$—	$24,688	$16,520	$41,208	$—	$22,678	$2,523	$25,201
CoA/Voyage revenue	—	—	38,762	38,762	—	1,884	42,442	44,326
Port terminal revenue	57,577	—	—	57,577	56,917	—	—	56,917
Turnover tax	—	(471)	(207)	(678)	—	(449)	(137)	(586)

Time charter, voyage and port terminal revenues	$57,577	$24,217	$55,075	$136,869	$56,917	$24,113	$44,828	$125,858

Sale of Products-Liquid Port Terminal	$9,764	—	—	$9,764	$1,894	—	—	$1,894

Total Revenue	$67,341	$24,217	$55,075	$146,633	$58,811	$24,113	$44,828	$127,752

Time Charter, Voyage and Port Terminal Revenues: For the six-month period ended June 30, 2023, Navios Logistics’ time charter, voyage and port terminal revenues increased by $11.0 million, or 8.7%, to $136.9 million, as compared to $125.9 million for the same period during 2022. Revenue from the Barge Business increased by $10.2 million, or 22.9%, to $55.1 million for the six-month period ended June 30, 2023, as compared to $44.8 million for the same period during 2022, mainly attributable to time charter-out contracts that were in place for iron ore transportation. Revenue from the Port Terminal Business increased by $0.7 million, or 1.2%, to $57.6 million for the six-month period ended June 30, 2023, as compared to $56.9 million for the same period during 2022. The increase was mainly attributable to higher tariffs and volumes transshipped at the Iron Ore Port Terminal, partially offset by a decrease in revenues from the Grain Port Terminal due to lower grain throughput resulting from a decline in Uruguayan exports. Revenue from the Cabotage Business increased by $0.1 million, or 0.4%, to $24.2 million for the six-month period ended June 30, 2023, as compared to $24.1 million for the same period during 2022.

Sales of Products- Liquid Port Terminal: For the six-month period ended June 30, 2023, Navios Logistics’ sales of products increased by $7.9 million to $9.8 million, as compared to $1.9 million for the same period during 2022. This increase was attributable to the sale of fuel products in connection with the bunkering services in the port of Nueva Palmira.

Cost of Sales

The following table presents our costs of sales for the six-month periods ended June 30, 2023 and 2022:

	Six-month period ended June 30, 2023				Six-month period ended June 30, 2022
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time charter, voyage and port terminal expenses	$13,690	$958	$15,065	$29,713	$10,172	$1,390	$19,559	$31,121
Direct vessel expenses	—	16,893	20,021	36,914	—	16,899	16,622	33,521
Cost of products sold-Liquid Port Terminal	8,826	—	—	8,826	1,712	—	—	1,712
Depreciation and amortization	4,848	3,331	11,059	19,238	4,378	2,545	10,974	17,897
Impairment loss	—	1,651	—	1,651	—	—	—	—

Total cost of sales	$27,364	$22,833	$46,145	$96,342	$16,262	$20,834	$47,155	$84,251

Time Charter, Voyage and Port Terminal Expenses: For the six-month period ended June 30, 2023, time charter, voyage and port terminal expenses decreased overall by $1.4 million, or 4.5%, to $29.7 million, as compared to $31.1 million for the same period during 2022. Time charter and voyage expenses of the Barge Business decreased by $4.5 million, or 23.0%, to $15.1 million for the six-month period ended June 30, 2023, as compared to $19.6 million for the same period during 2022, mainly due to decreased bunker consumption and other voyage expenses resulting from time charter-out contracts in place for iron ore transportation during the current period. Time charter and voyage expenses of the Cabotage Business decreased by $0.4 million, or 31.1%, to $1.0 million for the six-month period ended June 30, 2023, as compared to $1.4 million for the same period during 2023. The overall decrease was partially mitigated by a $3.5 million, or 34.6%, increase in port terminal expenses in the Port Terminal Business to $13.7 million for the six-month period ended June 30, 2023, as compared to $10.2 million for the same period during 2022, mainly due to higher volumes transshipped in the Iron Ore Port Terminal.

Direct Vessel Expenses: Overall, direct vessel expenses increased by $3.4 million, or 10.1%, to $36.9 million for the six-month period ended June 30, 2023, as compared to $33.5 million for the same period during 2022. Direct vessel expenses of the Barge Business increased by $3.4 million, or 20.4%, to $20.0 million for the six-month period ended June 30, 2023, as compared to $16.6 million for the same period during 2022, mainly due to increased payroll and repairs and maintenance. The Cabotage Business remained stable at $16.9 million for each of the six-month period ended June 30, 2023 and 2022. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold- Liquid Port Terminal: For the six-month period ended June 30, 2023, Navios Logistics’ cost of products sold increased by $7.1 million to $8.8 million, as compared to $1.7 million for the same period in 2022. This increase was mainly attributable to an increase in fuel products sold in connection with the bunkering services in the port of Nueva Palmira.

Depreciation and Amortization: For the six-month period ended June 30, 2023, Navios Logistics’ depreciation and amortization increased by $1.3 million, or 7.5%, to $19.2 million, as compared to $17.9 million for the same period during 2022. Depreciation and amortization in the Cabotage Business increased by $0.8 million, or 30.9%, to $3.3 million for the six-month period ended June 30, 2023, as compared to $2.5 million for the same period in 2022, mainly due to increased amortization of dry dock expenses. Depreciation and amortization in the Barge Business increased by $0.1 million, or 0.8%, to $11.1 million for the six-month period ended June 30, 2023, as compared to $11.0 million for the same period in 2022. Depreciation and amortization in the Port Terminal Business increased by $0.5 million, or 10.7%, to $4.8 million for the six-month period ended June 30, 2023, as compared to $4.4 million for the same period in 2022, mainly due to increased depreciation expense of tangible assets.

Impairment Loss: Impairment loss incurred in the six-month period ended June 30, 2023 was $1.7 million as compared to nil for the same period during 2022, and was due to $1.7 million incurred in the Cabotage Business resulting from the sale of the vessel He Man H. For additional information, refer to Note 5 “Tangible fixed assets and assets under construction” included elsewhere in this report.

Administrative Expenses

Administrative expenses increased by $2.2 million, or 28.6%, to $10.1 million for the six-month period ended June 30, 2023, as compared to $7.8 million for the same period during 2022. This increase was due mainly to an increase in payroll, travel expenses and other general and administrative expenses. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally across segments based on headcount.

Other Operating Income

Other operating income decreased by $0.2 million, or 33.7%, to $0.4 million for the six-month period ended June 30, 2023, as compared to $0.7 million for the same period in 2022. Other operating income in the Barge Business decreased by $0.2 million, or 26.9%, to $0.4 million for the six-month period ended June 30, 2023, as compared to $0.6 million for the same period of 2022. Other operating income in the Cabotage Business decreased by less than $0.1 million to nil for the six-month period ended June 30, 2023, as compared to less than $0.1 million for the same period of 2022. Other operating income in the Port Terminal Business decreased by less than $0.1 million to less than $0.1 million for the six-month period ended June 30, 2023, as compared to less than $0.1 million for the same period of 2022.

Other Operating Expenses

Other operating expenses remained stable at $2.4 million for each of the six-month periods ended June 30, 2023 and 2022.

Allowance for Expected Credit Losses on Financial Assets

Overall, allowance for expected credit losses on financial assets increased by $0.2 million, or 71.9%, to $0.4 million for the six-month period ended June 30, 2023, as compared to $0.2 million for the same period in 2022. Allowance for expected credit losses on financial assets in the Port Terminal Business increased by $0.4 million to $0.4 million for the six-month period ended June 30, 2023, as compared to nil for the same period of 2022. Allowance for expected credit losses on financial assets in the Barge Business decreased by $0.2 million to nil for the six-month period ended June 30, 2023, as compared to $0.2 million for the same period of 2022. Allowance for expected credit losses on financial assets in the Cabotage Business was nil for each of the six-month periods ended June 30, 2023 and 2022.

Operating Profit/(Loss)

Total operating profit increased by $4.2 million, or 12.4%, to $37.9 million for the six-month period ended June 30, 2023, compared to $33.7 million for the same period in 2022.

Operating profit in the Barge Business increased by $10.3 million to $1.9 million for the six-month period ended June 30, 2023 as compared to $8.4 million operating loss for the same period in 2022. The increase in operating profit was mainly attributable to: (i) an increase in revenue; (ii) a decrease in time-charter and voyage expenses; and (iii) a decrease in allowance for expected credit losses on financial assets. The overall increase in operating profit in the Barge Business was partially offset by (i) an increase in direct vessel expenses; (ii) an increase in administrative expenses; (iii) a decrease in other operating income; and (iv) an increase in depreciation and amortization.

Operating loss in the Cabotage Business increased by $2.5 million, to $1.2 million for the six-month period ended June 30, 2023, as compared to $1.3 million operating profit for the same period in 2022. The increase in operating loss was mainly attributable to: (i) impairment loss incurred during the current period presented; (ii) an increase in depreciation and amortization; and (iii) an increase in administrative expenses. The increase in operating loss was partially offset by (i) a decrease in time charter and voyage expenses; and (ii) an increase in revenue.

Operating profit in the Port Terminal Business decreased by $3.7 million, or 9.0%, to $37.1 million for the six-month period ended June 30, 2023, as compared to $40.8 million for the same period in 2022. Though the Port Terminal Business realized increased revenue for the period, this increase was partially offset by (i) an increase in cost of products sold (ii) an increase in port terminal expenses; (iii) higher administrative expenses; (iv) an increase in depreciation and amortization; and (v) an increase in allowance for expected credit losses on financial assets.

Finance Income

Finance income increased by $0.8 million to $0.8 million for the six-month period ended June 30, 2023, as compared to less than $0.1 million for the same period in 2022. Finance income is allocated to our business segments pro rata to the book value of our tangible assets.

Finance Costs

Overall, finance cost increased by $0.7 million, or 2.3%, to $32.0 million for the six-month period ended June 30, 2023, as compared to $31.3 million for the same period in 2022. These variations were mainly attributable to the higher weighted average interest rate for the six-month period ended June 30, 2023. The annualized weighted average interest rates of the Company’s total borrowings were 10.31% and 10.17% for the six-month periods ended June 30, 2023 and 2022, respectively. The finance cost of the 2025 Notes (as defined herein) is allocated to the business segments pro rata to the book value of our tangible assets.

Other Financial Results

During the six-month period ended June 30, 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of profit. Following this change, the foreign exchange gains and losses are presented in the same line item as the underlying transaction. See “—Critical Accounting Policies.”

Overall, other financial results decreased by $3.8 million to nil for the six-month period ended June 30, 2023, as compared to a $3.8 million gain for the same period in 2022.

Income Tax Expense

Income tax expense increased by $0.4 million, or 113.7%, to $0.7 million for the six-month period ended June 30, 2023, as compared to $0.3 million for the same period in 2022. Income tax expense from the Barge Business increased by $0.1 million to $0.1 million for the six-month period ended June 30, 2023, as compared to less than $0.1 million for the same period in 2022. Income tax expense from the Cabotage Business increased by $0.2 million to $0.5 million for the six-month period ended June 30, 2023, as compared to $0.3 million for the same period in 2022.

Profit/(Loss) for the Period

In the aggregate, profit for the period increased by less than $0.1 million, or 0.6%, to $6.0 million for the six-month period ended June 30, 2023, as compared to $6.0 million for the same period in 2022.

Loss for the period in the Barge Business decreased by $6.6 million, or 35.7%, to $11.9 million for the six-month period ended June 30, 2023, as compared to $18.5 million for the same period in 2022. The decrease in loss was mainly attributable to: (i) an increase in operating profit; and (ii) increase in finance income. The decrease in loss for the period was partially offset by (i) a decrease in other financial results; (ii) an increase in finance costs; and (iii) an increase in income tax expense.

Profit for the period in the Port Terminal Business decreased by $4.2 million, or 14.8%, to $24.3 million for the six-month period ended June 30, 2023, as compared to $28.5 million for the same period in 2022. The decrease was mainly attributable to: (i) a decrease in operating profit; and (ii) an increase in finance costs, partially mitigated by an increase in finance income.

Loss for the period in the Cabotage Business increased by $2.4 million, or 58.8%, to $6.4 million for the six-month period ended June 30, 2023, as compared to a $4.0 million for the same period in 2022. The decrease was mainly attributable to an increase in operating loss, partially offset by (i) a decrease in finance cost; and (ii) an increase in finance income.

EBITDA Reconciliation to Profit/(Loss)

EBITDA represents profit/(loss) before finance income, finance costs, depreciation and amortization, and income taxes. EBITDA is presented because it is used by certain investors to measure a company’s operating performance. Adjusted EBITDA represents EBITDA before impairment losses and loss on debt extinguishment. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered a substitute for profit, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. EBITDA and Adjusted EBITDA have limitations as analytical tools, and therefore, neither should be considered in isolation or as a substitute for the analysis of results as reported under IFRS. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

For the three-month Period Ended June 30, 2023

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the period	$12,397	$(4,416)	$(3,542)	$4,439
Finance income	(186)	(66)	(204)	(456)
Finance costs	6,650	2,252	7,041	15,943
Depreciation and amortization	2,276	1,647	6,125	10,048
Income tax expense	—	801	106	907

EBITDA	$21,137	$218	$9,526	$30,881
Impairment loss	—	1,651	—	1,651

Adjusted EBITDA	$21,137	$1,869	$9,526	$32,532

For the three-month Period Ended June 30, 2022

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the period	$15,809	$(2,052)	$(7,385)	$6,372
Finance income	(16)	(6)	(18)	(40)
Finance costs	6,379	2,504	6,830	15,713
Depreciation and amortization	2,235	1,289	5,769	9,293
Income tax expense	—	242	130	372

EBITDA	$24,407	$1,977	$5,326	$31,710

For the six-month period ended June 30, 2023

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the period	$24,270	$(6,355)	$(11,884)	$6,031
Finance income	(328)	(124)	(362)	(814)
Finance costs	13,160	4,790	14,035	31,985
Depreciation and amortization	4,856	3,331	11,435	19,622
Income tax expense	—	534	135	669

EBITDA	$41,958	$2,176	$13,359	$57,493
Impairment loss	—	1,651	—	1,651

Adjusted EBITDA	$41,958	$3,827	$13,359	$59,144

For the six-month period ended June 30, 2022

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the period	$28,490	$(4,003)	$(18,495)	$5,992
Finance income	(22)	(9)	(25)	(56)
Finance costs	12,308	5,013	13,932	31,253
Depreciation and amortization	4,398	2,545	11,475	18,418
Income tax expense	—	312	1	313

EBITDA	$45,174	$3,858	$6,888	$55,920

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuances of debt securities. Our main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the Port Terminals, expenditures incurred in connection with ensuring that our owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate, and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review options for refinancing our existing indebtedness and opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “— Working Capital Position”, “— Capital Expenditures” and “—Interest-bearing Loans and Borrowings” included elsewhere in this report for further discussion of our working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the six-month periods ended June 30, 2023 and 2022.

(Expressed in thousands of U.S. dollars)	Six-month Period Ended June 30, 2023 (unaudited)	Six-month Period Ended June 30, 2022 (unaudited)
Net cash provided by operating activities	$38,695	$9,171
Net cash used in investing activities	(17,940)	(4,270)
Net cash (used in)/provided by financing activities	(24,925)	161

(Decrease)/increase in cash and cash equivalents	(4,170)	5,062
Cash and cash equivalents, beginning of the period	49,864	32,580

Cash and cash equivalents, end of period	$45,694	$37,642

Cash provided by operating activities for the six-month period ended June 30, 2023 as compared to the six-month period ended June 30, 2022:

Net cash provided by operating activities increased by $29.5 million to $38.7 million for the six-month period ended June 30, 2023, as compared to $9.2 million for the same period during 2022.

In determining net cash from operating activities, profit is adjusted for the effect of certain non-cash items including depreciation and amortization, which are analyzed in detail in our Unaudited Condensed Consolidated Statement of Cash Flows for the Six-month Periods Ended June 30, 2023 and 2022, included elsewhere in this report.

Profit is adjusted for changes in working capital in order to determine net cash provided by operating activities.

The positive change in working capital of $7.8 million for the six-month period ended June 30, 2023 resulted from a $7.3 million decrease in trade receivables and contract assets, a $1.4 million increase in trade and other payables and contract liabilities, and a $0.2 million decrease in inventories. These positive changes were partially offset by a $1.2 million increase in prepayments and other assets.

The negative change in working capital of $19.3 million for the six-month period ended June 30, 2022 resulted from a $12.6 million increase in trade receivables and contract assets, a $4.7 million decrease in trade and other payables and contract liabilities, a $2.2 million increase in prepayments and other assets, and a $0.2 million decrease in inventories.

Cash used in investing activities for the six-month period ended June 30, 2023 as compared to the six-month period ended June 30, 2022:

Net cash used in investing activities increased by $13.7 million to $17.9 million for the six-month period ended June 30, 2023, from $4.3 million for the same period during 2022.

Cash used in investing activities for the six-month period ended June 30, 2023 comprised mainly: (i) $12.8 million in payments for the purchase of tangible assets, including payments for drydock and special surveys; (ii) $3.3 million in payments for expansion works in the Iron Ore Port Terminal; (iii) $1.2 million in payments for the acquisition of Vimalcor (as defined elsewhere in this report. See Note 2, Note 6 and Note 9 included elsewhere in this report); (iv) $0.9 million in payments for the development of a new liquid terminal in Nueva Palmira; and (v) less than $0.1 million in payments for the development of our port operations in Port Murtinho, Brazil. This was partially mitigated by (i) a $0.3 million decrease in restricted cash; and (ii) receipt of $0.1 million in proceeds related to the disposal of vessels.

Cash used in investing activities for the six-month period ended June 30, 2022 was mainly the result of (i) $4.3 million in payments for the purchase of tangible assets, including payments for drydock and special surveys; and (ii) $0.1 million in payments for the development of our port operations in Port Murtinho region of Brazil.

Cash used in financing activities for the six-month period ended June 30, 2023 as compared to cash provided by financing activities for the six-month period ended June 30, 2022:

Net cash used in financing activities increased by $25.1 million to $24.9 million for the six-month period ended June 30, 2023, as compared to $0.2 million cash provided by financing activities for the same period during 2022.

The increase in cash used in financing activities for the six-month period ended June 30, 2023 was primarily due to payments of: (i) $11.5 million in connection with the Company’s outstanding indebtedness; (ii) $10.0 million in relation to the promissory note to Grimaud (the “Promissory Note”); (iii) $2.5 million for the repayment of the Notes Payable (as defined herein); and (iv) $0.9 million for the principal portion of our lease liabilities.

Cash provided by financing activities for the six-month period ended June 30, 2022 was due to $29.0 million in proceeds from long-term debt, partially offset by (i) $26.2 million in payments made in connection with the Company’s outstanding indebtedness; (ii) $2.4 million in payments for the repayment of the Notes Payable (as defined below); and (iii) $0.3 million in payments for the principal portion of our lease liabilities.

Interest-Bearing Loans and Borrowings

Navios Logistics’ interest-bearing loans and borrowings are presented under the captions “Interest-bearing loans and borrowings” under current and non-current liabilities in the unaudited condensed consolidated statement of financial position, included elsewhere in this report. As of June 30, 2023 and December 31, 2022, total interest-bearing loans and borrowings amounted to $535.4 million and $547.3 million, respectively. The current portion of interest-bearing loans and borrowings amounted to $23.4 million at June 30, 2023 and $23.6 million at December 31, 2022. Please refer to our 2022 Form 20-F for a full description of interest-bearing loans and borrowings.

Working Capital Position

On June 30, 2023, Navios Logistics’ current assets totaled $108.5 million, while current liabilities totaled $98.4 million, resulting in a positive working capital position of $10.1 million. Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going-concern basis.

Capital Expenditures

Please refer to Note 5 to our unaudited condensed consolidated financial statements included elsewhere in this report for a full description of our capital expenditures.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects, and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent, or if the payment of the dividend would render the company insolvent. Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2025 Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

No dividends were declared during the three- and-six-month periods ended June 30, 2023 and 2022. In the six-month period ended June 30, 2023, the Company paid $10.0 million, representing the remaining balance due under the Promissory Note (nil for the six-month period ended June 30, 2022).

Concentration of Credit Risk

Accounts Receivable and Contract Assets

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the six-month period ended June 30, 2023, our largest customers, Vale International S.A. (“Vale”) and YPF S.A. (“YPF”), accounted for 20.0% and 11.9%, respectively, of our total revenues, and five customers accounted for approximately 50.8% of our revenues, with no single customer (other than Vale and YPF) accounting for more than 10% of our total revenues. For the six-month period ended June 30, 2022, our largest customers, Vale and YPF, accounted for 21.1% and 11.4%, respectively, of our total revenues, and five customers accounted for approximately 53.8% of our revenues, with no single customer (other than Vale and YPF) accounting for more than 10% of our total revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as their own port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers, or the change of the contractual terms of any one of our most significant take-or-pay contracts, or any significant dispute with one of these customers, could materially adversely affect our financial condition and our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially and adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—We derive a significant part of our revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect our revenues.” in the 2022 Form 20-F.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, any disagreements with us, or otherwise;

•	the customer terminates the contract because we fail to meet its contracted storage needs and/or the contracted operational performance;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, or a default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale, dated September 27, 2013, remains in full force and effect.

Cash Deposits with Financial Institutions

We are exposed to potential loss related to cash deposits in excess of amounts covered by government-provided insurance in the event of non-performance by financial institutions. Although we maintain cash deposits in excess of government-provided insurance limits, we minimize our exposure to credit risk by dealing with a diversified group of major financial institutions.

Legal Proceedings and Commitments and Contingencies

We are subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of all such proceedings, claims and contingencies will have a material adverse effect on our unaudited condensed consolidated financial position, results of operations or cash flows.

The Company issued a guarantee and indemnity letter that guarantees the performance obligations of a consolidated subsidiary to Vitol up to $12.0 million. This guarantee expires on March 28, 2024.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to two consolidated subsidiaries under their respective direct user agreements with the Free Zone of Nueva Palmira, in the amounts of $0.8 million and $0.5 million, respectively.

In September 2020, the Company agreed to a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to the Company as a result of the settlement of $4.1 million, to be collected in three equal installments of $1.4 million within each of June 2021, 2022 and 2023. In June 2021, 2022 and 2023, the Company collected the first, second and third installments.

Related Party Transactions

Please read Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this report for a full description of related party transactions.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain risks related to interest rate, foreign currency, fuel price inflation and fluctuations in time-charter hire rates. Risk management is carried out under policies approved by executive management.

Interest Rate Risk

Debt Instruments— As of June 30, 2023 and December 31, 2022, the Company’s long-term indebtedness totaled $545.4 million and $559.4 million, respectively. The debt is dollar-denominated and bears interest at a fixed rate, except for the Notes Payable and the 2022 Term Bank loan that bear interest at a floating rate.

Interest rates on the 2025 Notes (as defined elsewhere in this report), the 2022 BBVA Facility (as defined elsewhere in this report), the Santander Facility (as defined elsewhere in this report), the seller’s credit for the construction of six liquid barges and the seller’s credit agreement for the acquisition of the 2020 Fleet are fixed and, therefore, changes in interest rates affect the fair value of each, which, as of June 30, 2023 was $489.3 million, $18.6 million, $3.5 million, $7.4 million and $5.0 million, respectively, but do not affect the related finance costs. Interest rates on the Notes Payable and the 2022 Term Bank loan is at a floating rate and, therefore, changes in interest rates affect the interest rate and related finance costs for each. As of June 30, 2023, the amount outstanding under the Company’s floating rate loan facilities was $10.8 million. A change of 100 basis points in the SOFR or LIBOR rate would have increased finance costs for the six-month period ended June 30, 2023 by $0.1 million.

For a detailed discussion of Navios Logistics’ debt instruments refer to Note 8 to our unaudited condensed consolidated financial statements included elsewhere in this report.

Foreign Currency Transactions

We are exposed to foreign currency exchange transaction risk related to funding our operations. For the six-month period ended June 30, 2023 and 2022, approximately 53.5%, and 60.2%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Further, for the six-month period ended June 30, 2023, approximately 27%, 13% and 13% of the Company’s $85.5 million of combined costs for: (a) time charter, voyage and port terminal expenses; (b) direct vessels expenses; (c) cost of products; and (d) administrative expenses, net of depreciation (together, the “Combined Cost”), were denominated in Argentinean pesos, Paraguayan guaranies and Uruguayan pesos, respectively. Comparatively, the same foreign currencies accounted for approximately 27%, 22% and 11%, respectively, of our $74.2 million of Combined Cost for the six-month period ended June 30, 2022. For the six-month periods ended June 30, 2023 and 2022, Brazilian reais accounted for less than 1% of our Combined Cost.

For the six-month period ended June 30, 2023, a 1.00% change in the exchange rates between the U.S. dollar and Argentinean pesos, Paraguayan guaranies and Uruguayan pesos would change our profit for the year by $0.2 million, $0.1 million and less than $0.1 million, respectively. Comparatively, a 1.00% change in the same exchange rates would change our profit for the period ended June 30, 2022 by $0.2 million, $0.2 million and less than $0.1 million, respectively.

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations” included elsewhere in this report.

Critical Accounting Policies

Navios Logistics’ unaudited condensed consolidated financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s 2022 Form 20-F.

During the six-month period ended June 30, 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of profit. Following this change the foreign exchange gains and losses are presented in the same line item as the underlying transaction. Total impact for the six-month periods ended June 30, 2023 and 2022 was $1.8 million and $0.2 million, respectively. The impact of the amounts reclassified to each underlying item was not material for all prior periods presented.

Asset Acquisitions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with IFRS 3, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition date fair values. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. In May 2023, the Company completed the acquisition of the stock of Vimalcor S.A. (“Vimalcor”) for a purchase price of $1.6 million. The main asset acquired is the right of use of a plot of land in the port of Montevideo. For further information see Note 6 and Note 9, included elsewhere in this Report.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars)

	Notes	June 30, 2023 (unaudited)	December 31, 2022
ASSETS
Non-current assets
Tangible assets	5	$505,349	$511,286
Assets under construction	5	5,742	3,311
Intangible assets	6	150,199	150,289
Right-of-use assets	9	20,008	10,848
Deferred tax assets		1,479	1,010
Other assets		1,152	1,189

Total non-current assets		$683,929	$677,933

Current Assets
Inventories		10,251	10,468
Trade receivables	4	38,012	45,962
Contract assets	4	725	532
Prepayments and other assets		9,287	8,126
Deferred tax assets		666	390
Asset classified as held for sale	5	3,907	—
Cash and cash equivalents		45,694	49,864
Restricted cash		—	300

Total current assets		$108,542	$115,642

Total Assets		$792,471	$793,575

EQUITY and LIABILITIES
Equity
Issued capital	7	20	20
Share premium		233,441	233,441
Accumulated deficit		(79,764)	(85,795)

Total equity		$153,697	$147,666

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	8	512,030	523,751
Contract liabilities	4	—	1,313
Lease liabilities	9	17,432	10,084
Provisions		657	733
Deferred tax liabilities		9,817	9,962
Income tax payable		2	9
Other non-current liabilities		436	392

Total non-current liabilities		$540,374	$546,244

Current liabilities
Trade and other payables		68,402	61,344
Contract liabilities	4	3,057	3,100
Interest-bearing loans and borrowings	8	23,371	23,544
Promissory note (related party)	10	—	10,000
Lease liabilities	9	3,570	1,677

Total current liabilities		$98,400	$99,665

Total liabilities		$638,774	$645,909

Total equity and liabilities		$792,471	$793,575

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

(Expressed in thousands of U.S. dollars)

	Note	Six month period ended June 30, 2023 (unaudited)	Six month period ended June 30, 2022 (unaudited)	Three month period ended June 30, 2023 (unaudited)	Three month period ended June 30, 2022 (unaudited)
Revenue	4	$146,633	$127,752	$81,553	$68,905
Cost of sales	4	(96,342)	(84,251)	(55,175)	(45,182)

Gross profit		$50,291	$43,501	$26,378	$23,723
Administrative expenses	4	(10,063)	(7,826)	(5,334)	(4,241)
Other operating income		447	674	226	531
Other operating expenses		(2,412)	(2,417)	(1,102)	(1,262)
Allowance for expected credit losses on financial assets	4	(392)	(228)	—	(83)

Operating profit		$37,871	$33,704	$20,168	$18,668
Finance income		814	56	456	40
Finance costs		(31,985)	(31,253)	(15,943)	(15,713)
Other financial results	2(f)	—	3,798	665	3,749

Profit before tax		$6,700	$6,305	$5,346	$6,744
Income tax expense		(669)	(313)	(907)	(372)

Profit for the period		$6,031	$5,992	$4,439	$6,372

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars)

	Issued capital	Share premium	Accumulated Deficit	Total Equity
Balance as at January 1, 2023	$20	$233,441	$(85,795)	$147,666

Profit for the period	—	—	6,031	6,031

Balance as at June 30, 2023 (unaudited)	$20	$233,441	$(79,764)	$153,697

	Issued capital	Share premium	Accumulated Deficit	Total Equity
Balance as at January 1, 2022	$20	$233,441	$(81,353)	$152,108

Profit for the period	—	—	5,992	5,992

Balance as at June 30, 2022 (unaudited)	$20	$233,441	$(75,361)	$158,100

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Six month period ended June 30, 2023 (unaudited)	Six month period ended June 30, 2022 (unaudited)
Operating activities
Profit before tax		$6,700	$6,305
Adjustments to reconcile profit before tax to net cash flows:
Impairment loss	5	1,651	—
Depreciation of tangible assets	5	17,149	16,695
Amortization of intangible assets	6	1,419	1,386
Amortization of right-of-use assets	9	1,054	337
Movements in provisions		316	377
Finance income		(814)	(56)
Finance costs		31,985	31,253
Working capital movements		7,818	(18,952)
Decrease in other assets		37	1,694
Increase/(decrease) in other non-current liabilities		44	(232)

		$67,359	$38,807
Interest received		814	56
Interest paid		(29,471)	(29,678)
Income tax paid		(7)	(14)

Net cash flows provided by operating activities		$38,695	$9,171

Investing activities
Changes in restricted cash		300	—
Proceeds from Disposal		147	—
Acquisition of Vimalcor	2	(1,224)	—
Acquisition of tangible assets	5	(12,825)	(4,218)
Acquisition of assets under construction	5	(4,338)	(52)

Net cash flows used in investing activities		$(17,940)	$(4,270)

Financing activities
Proceeds from long-term debt	8	—	29,000
Repayment of long-term debt	8	(11,520)	(26,193)
Repayment of notes payable	8	(2,483)	(2,393)
Payment of principal portion of lease liabilities	9	(922)	(253)
Dividends paid – Promissory note	10	(10,000)	—

Net cash flows (used in)/provided by financing activities		$(24,925)	$161

Net (decrease)/increase in cash and cash equivalents		(4,170)	5,062

Cash and cash equivalents at January 1		49,864	32,580

Cash and cash equivalents at June 30		$45,694	$37,642

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Tangible assets unpaid	5	$(2,123)	$(1,224)
Transfers from assets under construction to tangible assets	5	$1,907	$—
Acquisition of Vimalcor	2	$(200)	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 1: CORPORATE INFORMATION

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the southeastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of June 30, 2023, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

NOTE 2: BASIS OF PREPARATION, ACCOUNTING POLICIES AND SIGNIFICANT FACTORS AFFECTING THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a)	Basis of Preparation

The unaudited condensed consolidated financial statements of Navios Logistics have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), and present the financial position, results of operations and cash flows of the Company on a going concern basis.

These unaudited condensed consolidated financial statements do not include all information and disclosures required for the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.

The unaudited condensed consolidated financial statements have been prepared on a historical cost basis, except where fair value accounting is specifically required by IFRS, as explained in the accounting policies below. The unaudited condensed consolidated financial statements are presented in U.S. dollars which is also the currency of the Company’s primary economic environment and the functional currency of the major and majority of the Company’s subsidiaries. All values are rounded to the nearest thousand (U.S.D. 000), except when otherwise indicated.

On September 7, 2023, the unaudited condensed consolidated financial statements as of and for the three-and six-month period ended June 30, 2023 were authorized for issue by the Board of Directors.

(b)	Going concern

In considering whether it is appropriate to prepare the financial statements on a going concern basis, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections. As of June 30, 2023, the Company’s current assets totaled $108,542, while current liabilities totaled $98,400, resulting in a positive working capital position of $10,142.

Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

(c)	Basis of Consolidation

The unaudited condensed consolidated financial statements comprise the financial statements of Navios Logistics and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(d)	New standards, interpretations and amendments adopted by the Company

The accounting policies and methods of computation used in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2022 and have been consistently applied in all periods presented in this report except for the following IFRSs which have been adopted by the Company as of January 1, 2023. Amendments and interpretations that apply for the first time in 2023 do not have a significant impact on the unaudited condensed consolidated financial statements of the Company for the six-month period ended June 30, 2023. These are also disclosed below.

•	IFRS 17 Insurance Contracts

The IASB issued IFRS 17 in May 2017 as the replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period. Contracts are measured using the building blocks of: (i) discounted probability-weighted cash flows; (ii) an explicit risk adjustment, and (iii) a contractual service margin (CSM) representing the unearned profit of the contract which is recognized as revenue over the coverage period. The standard allows a choice between recognizing changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The amendments deferred the application date of IFRS 17 to January 1, 2023.

•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The IASB amended IAS 1 to require entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information. To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

•	Definition of Accounting Estimates – Amendments to IAS 8

The amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, whereas changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current period.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations, and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with: (i) right-of-use assets and lease liabilities; and (ii) decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets. The cumulative effect of recognizing these adjustments is recognized in retained earnings, or another component of equity, as appropriate. IAS 12 did not previously address how to account for the tax effects of on balance sheet leases and similar transactions and various approaches were considered acceptable. Some entities may have already accounted for such transactions consistent with the new requirements. These entities will not be affected by the amendments.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(e)	Impact of Standards issued but not yet effective and not early adopted by the Company

The Company has not early adopted any of the following standards, interpretations or amendments that have been issued but are not yet effective. In addition, the Company assessed all standards, interpretations and amendments issued but not yet effective, and concluded that they will not have any significant impact on the unaudited condensed consolidated financial statements.

•	Non-current liabilities with covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments also clarified what IAS 1 means when it refers to the ‘settlement’ of a liability. The amendments were due to be applied from January 1, 2022. However, the effective date was subsequently deferred to January 1, 2023 and then further to January 1, 2024. In October 2022, the IASB made further amendments to IAS 1 in response to concerns raised about these changes to the classification of liabilities as current or non-current. The new amendments clarify that covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current, even if the covenant is only tested for compliance after the reporting date. The amendments require disclosures if an entity classifies a liability as noncurrent and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include: (i) the carrying amount of the liability, (ii) information about the covenants, and (iii) facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants. The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or noncurrent. The Company estimates that its application will not have a significant impact on the Company’s consolidated financial statements.

•	Lease liability in sale and leaseback – amendments to IFRS 16

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction. The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, but they could be early adopted. The Company estimates that its application will not have a significant impact on the Company’s consolidated financial statements.

(f)	Accounting policies and the use of estimates

The preparation of the unaudited condensed consolidated financial statements, in accordance with IFRS, requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated financial statements are disclosed where considered necessary. Estimates and judgements are discussed in detail in Note 2(z) in the annual consolidated financial statements for the year ended December 31, 2022. Such estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events as assessed to be reasonable under the present circumstances.

During the second quarter of 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of profit. Following this change, the foreign exchange gains and losses are presented in the same line item as the underlying transaction. Total impact for the six-month periods ended June 30, 2023 and 2022 was $1,832 and $200, respectively. The impact of the amounts reclassified to each underlying item was not material for all prior periods presented.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Asset Acquisitions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with IFRS 3, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition date fair values. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. In May 2023, the Company completed the acquisition of the stock of Vimalcor S.A. (“Vimalcor”) for a purchase price of $1,600. The main asset acquired is the right of use of a plot of land in the port of Montevideo (refer to Note 6 and Note 9).

(g)	Seasonality

Certain of the Navios Logistics’ businesses have seasonality aspects, and seasonality affects the results of Navios Logistics’ operations and revenues, particularly in the first and last quarters of each year. The high season for the Dry Port Terminals’ Uruguayan operations occurs from April to September and is linked to the South American harvest and the arrival of barges down the river. The high season for the Barge Business is between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the low water level in the northern Hidrovia Waterway could adversely affect operations of the Barge Business and the volumes it transports. To the extent water levels are insufficient to accommodate the draft of a heavily laden vessel, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. If water levels on a waterway are too low, vessels could be prevented entirely from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer resulting in increased voyage expenses. Such circumstances reduce the effective available carrying capacity of the vessel for the year.

Navios Logistics’ Liquid Port Terminal and its Cabotage Business are not significantly affected by seasonality, as their operations are primarily linked to refined petroleum products, and thus not significantly affected by water levels.

NOTE 3: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use profit to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting.

Navios Logistics has three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations are comprised of two port terminals, one for agricultural and forest-related exports (the “Grain Port Terminal”) and one for mineral-related exports (the “Iron Ore Port Terminal”), which are both located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. The Grain Port Terminal, together with the Iron Ore Port Terminal, may be collectively referred to in this report as the “Dry Port Terminals.”

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil, and gas (the “Liquid Port Terminal”) in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. The Liquid Port Terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. In addition, since October 2022, Navios Logistics has been providing bunkering services using floating storage capacity in the port of Nueva Palmira.

The Cabotage Business segment

Navios Logistics owns and operates ocean-going vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of five ocean-going product tanker vessels and a river and estuary tanker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a contract of affreightment (“CoA”) basis.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Cabotage Business segment and the Barge Business segment for the three and six-month periods ended June 30, 2023 and 2022:

	Six month period ended June 30, 2023
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$67,341	$24,217	$55,075	$146,633
Cost of sales	(27,364)	(22,833)	(46,145)	(96,342)

Gross profit	$39,977	$1,384	$8,930	$50,291

Administrative expenses	(2,414)	(1,602)	(6,047)	(10,063)
Other operating income	32	—	415	447
Other operating expenses	(101)	(937)	(1,374)	(2,412)
Allowance for expected credit losses on financial	(392)	—	—	(392)

Operating profit/(loss)	$37,102	$(1,155)	$1,924	$37,871

Finance income	328	124	362	814
Finance costs	(13,160)	(4,790)	(14,035)	(31,985)

Profit/(loss) before tax	$24,270	$(5,821)	$(11,749)	$6,700

Income tax expense	—	(534)	(135)	(669)

Profit/(loss) for the period	$24,270	$(6,355)	$(11,884)	$6,031

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

	Six month period ended June 30, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$58,811	$24,113	$44,828	$127,752
Cost of sales	(16,262)	(20,834)	(47,155)	(84,251)

Gross profit/(loss)	$42,549	$3,279	$(2,327)	$43,501

Administrative expenses	(1,845)	(1,216)	(4,765)	(7,826)
Other operating income	72	34	568	674
Other operating expenses	—	(784)	(1,633)	(2,417)
Allowance for expected credit losses on financial	—	—	(228)	(228)

Operating profit/(loss)	$40,776	$1,313	$(8,385)	$33,704

Finance income	22	9	25	56
Finance costs	(12,308)	(5,013)	(13,932)	(31,253)
Other financial results	—	—	3,798	3,798

Profit/(loss) before tax	$28,490	$(3,691)	$(18,494)	$6,305

Income tax expense	—	(312)	(1)	(313)

Profit/(loss) for the period	$28,490	$(4,003)	$(18,495)	$5,992

	Three month period ended June 30, 2023
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$36,430	$12,613	$32,510	$81,553
Cost of sales	(16,198)	(13,125)	(25,852)	(55,175)

Gross profit/(loss)	$20,232	$(512)	$6,658	$26,378

Administrative expenses	(1,281)	(849)	(3,204)	(5,334)
Other operating income	18	—	208	226
Other operating expenses	(101)	(476)	(525)	(1,102)

Operating profit/(loss)	$18,868	$(1,837)	$3,137	$20,168

Finance income	186	66	204	456
Finance costs	(6,650)	(2,252)	(7,041)	(15,943)
Other financial results	(7)	408	264	665

Profit/(loss) before tax	$12,397	$(3,615)	$(3,436)	$5,346

Income tax expense	—	(801)	(106)	(907)

Profit/(loss) for the period	$12,397	$(4,416)	$(3,542)	$4,439

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

	Three month period ended June 30, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$30,857	$12,736	$25,312	$68,905
Cost of sales	(7,993)	(10,917)	(26,272)	(45,182)

Gross profit/(loss)	$22,864	$1,819	$(960)	$23,723

Administrative expenses	(970)	(659)	(2,612)	(4,241)
Other operating income	82	34	415	531
Other operating expenses	—	(378)	(884)	(1,262)
Allowance for expected credit losses on financial	—	—	(83)	(83)

Operating profit/(loss)	$21,976	$816	$(4,124)	$18,668

Finance income	16	6	18	40
Finance costs	(6,379)	(2,504)	(6,830)	(15,713)
Other financial results	196	(128)	3,681	3,749

Profit/(loss) before tax	$15,809	$(1,810)	$(7,255)	$6,744

Income tax expense	—	(242)	(130)	(372)

Profit/(loss) for the period	$15,809	$(2,052)	$(7,385)	$6,372

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $309,577 and $315,667, as of June 30, 2023 and December 31, 2022, respectively.

All the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of tangible assets for the Port Terminal Business segment amounted to $199,196 and $196,587 as of June 30, 2023 and December 31, 2022, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $7,985 and $8,873 as of June 30, 2023 and December 31, 2022, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $38,118 and $37,320 as of June 30, 2023 and December 31, 2022, respectively.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively, for all periods presented.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 4: REVENUE, COST OF SALES AND ADMINISTRATIVE EXPENSES

4.1 Disaggregated revenue information

An analysis of the Company’s revenue from contracts with customers by stream of revenue is presented below:

	Six month period ended June 30, 2023	Six month period ended June 30, 2022	Three month period ended June 30, 2023	Three month period ended June 30, 2022

COA/Voyage revenues	$38,762	$44,326	$22,995	$24,519
Time chartering revenues non-lease component	22,301	10,473	12,162	5,738
Dry port terminal revenues	48,842	47,991	24,600	25,174
Storage fees (dry port) revenues	102	2,173	62	1,812
Dockage revenues	4,656	3,107	2,797	1,745
Sale of products revenues-liquid port terminal	9,764	1,894	6,677	—
Liquid port terminal revenues	2,717	3,075	1,413	1,614
Other dry port terminal revenue	1,260	571	881	512
Turnover tax-non lease component	(367)	(243)	(187)	(115)

Revenue from contracts with customers	$128,037	$113,367	$71,400	$60,999
Time chartering revenues lease component	$18,907	$14,728	$10,312	$8,070
Turnover tax-lease component	(311)	(343)	(159)	(164)

Total revenue	$146,633	$127,752	$81,553	$68,905

4.2 Contract balances

	June 30, 2023	December 31, 2022
Trade receivable from contract with customers	$38,012	$45,962
Contract assets	$725	$532
Contract liabilities	$3,057	$4,413

Trade receivables from contracts with customers represent net amounts receivable from customers in respect of voyage charters, port terminals and in respect of time charters for the non-lease (service component) of the receivable. Trade receivable consisted of the following:

	June 30, 2023	December 31, 2022
Receivables from third party customers	$41,158	$49,309
Allowance for expected credit losses	(3,146)	(3,347)

Total trade receivables	$38,012	$45,962

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Movement in the allowance for expected credit losses of trade receivables is analyzed as follows:

Balance as at January 1, 2023	$(3,347)

Allowance for expected credit losses	(392)
Utilized provision	593

Balance as at June 30, 2023	$(3,146)

Balance as at January 1, 2022	$(3,275)

Allowance for expected credit losses	(228)

Balance as at June 30, 2022	$(3,503)

Contract assets represent amounts from contracts with customers that reflect services transferred to customers before payment or consideration is due. Specifically, contract assets represent the freight, demurrage, deviation and other amounts receivable from charterers for the completed voyage performance as at the period end. The balances of contract assets vary and depend on ongoing voyage charters at period end.

Contract liabilities represent the performance due to a customer for the remaining voyage as at the period end. This may happen in the case where the customer has made an advance payment before the completion of the voyage as of the period end date. The balances of contract liabilities vary and depend on advance payments received at period end.

4.3 Cost of Sales

Cost of sales for the three and six-month periods ended June 30, 2023 and 2022 were as follows:

	Six month period ended June 30, 2023	Six month period ended June 30, 2022	Three month period ended June 30, 2023	Three month period ended June 30, 2022
Time charter, voyage and port terminal expenses	$29,713	$31,121	$16,758	$18,528
Direct vessel expenses	36,914	33,521	20,837	17,604
Cost of products sold-Liquid Port Terminal	8,826	1,712	6,076	21
Depreciation and amortization	19,238	17,897	9,853	9,029
Impairment loss	1,651	—	1,651	—

Total cost of sales	$96,342	$84,251	$55,175	$45,182

4.4 Administrative expenses

Administrative expenses for the three and six-month periods ended June 30, 2023 and 2022 were as follows:

	Six month period ended June 30, 2023	Six month period ended June 30, 2022	Three month period ended June 30, 2023	Three month period ended June 30, 2022
Payroll and related costs	$4,048	$3,157	$2,210	$1,759
Professional fees	1,941	2,204	942	1,090
Other expenses	3,690	1,944	1,987	1,128
Depreciation	384	521	195	264

Total	$10,063	$7,826	$5,334	$4,241

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 5: TANGIBLE FIXED ASSETS AND ASSETS UNDER CONSTRUCTION

Tangible assets

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker vessels, barges and pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$541,159	$(240,466)	$300,693

Additions	7,684	(10,206)	(2,522)
Disposal of vessels	(114)	—	(114)
Impairment loss	(2,038)	1,121	(917)
Asset classified as held for sale	(3,878)	—	(3,878)

Balance June 30, 2023	$542,813	$(249,551)	$293,262

Deferred dry dock and special survey costs	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$66,683	$(51,709)	$14,974

Additions	4,986	(2,911)	2,075
Impairment loss	(1,947)	1,213	(734)

Balance June 30, 2023	$69,722	$(53,407)	$16,315

Dry port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$231,341	$(55,467)	$175,874

Additions	885	(3,733)	(2,848)
Transfers from asset under construction	3,198	—	3,198

Balance June 30, 2023	$235,424	$(59,200)	$176,224

Oil storage plant and port facilities for liquid cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$31,231	$(13,829)	$17,402

Additions	36	(208)	(172)

Balance June 30, 2023	$31,267	$(14,037)	$17,230

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$8,673	$(6,330)	$2,343

Additions	99	(91)	8
Write-down	(33)	—	(33)

Balance June 30, 2023	$8,739	$(6,421)	$2,318

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$879,087	$(367,801)	$511,286

Additions	13,690	(17,149)	(3,459)
Disposal of vessel	(114)	—	(114)
Impairment loss	(3,985)	2,334	(1,651)
Asset classified as held for sale	(3,878)	—	(3,878)
Transfers from asset under construction	3,198	—	3,198
Write-down	(33)	—	(33)

Balance June 30, 2023	$887,965	$(382,616)	$505,349

As of June 30, 2023, the vessel He Man H met the criteria to be accounted for as asset held for sale and has been re-measured to its fair value less cost to sell, leading to an impairment loss of $1,651, which is included in the unaudited condensed consolidated statements of profit under the caption “Cost of sales.” In addition, an amount of $29, which relates to inventory, is classified as held for sale and increased the amount of asset held for sale to $3,907. The Company completed the sale of the He Man H to an unrelated third party in August 2023.

Certain assets of the Company have been pledged as collateral for loan facilities. As of June 30, 2023 and December 31, 2022, the net book value of such assets was $104,668 and $111,797, respectively.

Since 2018, Navios Logistics has acquired approximately 9.0 hectares of undeveloped land located in Port Murtinho, Brazil, for a total cost of $1,580. Navios Logistics plans to develop this land for its port operations.

Assets under construction

During the second quarter of 2023, Navios Logistics completed the construction of a new iron ore stockpile area in its Iron Ore Port Terminal and a total of $3,198 was transferred to “Tangible assets” in its unaudited condensed consolidated statement of financial position. As of December 31, 2022, Navios Logistics has paid $1,907 for the construction of a new stockpile area in its Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position.

As of June 30, 2023 and December 31, 2022, Navios Logistics has paid $871 and $807, respectively, for capitalized expenses for the development of its port operations in the Port Murtinho region of Brazil, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position.

As of June 30, 2023 and December 31, 2022, Navios Logistics has paid $3,941 and $597, respectively, for the construction of a crane in the Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position.

As of June 30, 2023, Navios Logistics has paid $930 for the development of a new liquid terminal in Nueva Palmira, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 6: INTANGIBLES

Intangible assets other than goodwill

Intangible assets as of June 30, 2023 and December 31, 2022 consisted of the following:

Following the completion of the Vimalcor acquisition in May 2023, the Company recognized an intangible asset of $1,329, relating to the port terminal operating right to be amortized until January 2029.

June 30, 2023	Acquisition Cost	Additions	Accumulated Amortization	Net Book Value
Port terminal operating rights	$53,152	$1,329	$(16,363)	$38,118
Customer relationships	36,120	—	(28,135)	7,985

Total intangible assets	$89,272	$1,329	$(44,498)	$46,103

December 31, 2022	Acquisition Cost	Accumulated Amortization	Net Book Value
Port terminal operating rights	$53,152	$(15,832)	$37,320
Customer relationships	36,120	(27,247)	8,873

Total intangible assets	$89,272	$(43,079)	$46,193

Amortization expense for the three and six-month periods ended June 30, 2023 amounted to $726 and $1,419, respectively ($693 and $1,386 for the three and six month-periods ended June 30, 2022, respectively).

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	$1,229	$1,229	$1,229	$1,229	$1,152	$32,050	$38,118
Customer relationships	1,775	1,775	1,775	1,775	885	—	7,985

Total	$3,004	$3,004	$3,004	$3,004	$2,037	$32,050	$46,103

Goodwill

Goodwill resulting from business acquisitions amounted to $104,096 as of June 30, 2023 and December 31, 2022.

NOTE 7: ISSUED CAPITAL AND RESERVES

Share capital

As of June 30, 2023 and December 31, 2022, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 8: INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings consist of the following:

	June 30, 2023	December 31, 2022	Interest Rate	Maturity
Notes Payable	$4,666	$5,152	LIBOR(3)	November 2, 2024(1)
Seller’s credit for the construction of six liquid barges	3,036	2,911	Fixed rate of 8.5%	November 16, 2025(2)
2022 BBVA Facility	8,064	7,900	Fixed rate of 4.25%	July 1, 2025
2022 Term Bank Loan	1,400	1,400	SOFR plus 3.15%	May 18, 2025
Seller’s credit agreement for the acquisition of the 2020 Fleet	5,000	5,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	1,236	1,211	Fixed rate of 4.20%	March 7, 2026

Current portion of interest-bearing loans and borrowings	23,402	23,574

2025 Notes	500,000	500,000	Fixed rate of 10.75%	July 1, 2025
Notes Payable	497	2,525	LIBOR(3)	November 2, 2024(1)
Seller’s credit for the construction of six liquid barges	4,407	5,842	Fixed rate of 8.5%	November 16, 2025(2)
2022 BBVA Facility	10,556	14,630	Fixed rate of 4.25%	July 1, 2025
2022 Term Bank Loan	4,200	4,900	SOFR plus 3.15%	May 18, 2025
Seller’s credit agreement for the acquisition of the 2020 Fleet	—	5,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	2,289	2,914	Fixed rate of 4.20%	March 7, 2026

Non-current portion of interest-bearing loans and borrowings	521,949	535,811

Less: deferred finance costs	(9,950)	(12,090)

Total interest-bearing loans and borrowings, net	$535,401	$547,295

(1)	Includes 32 different drawdown events; the maturity date for each such drawdown event is on the 16th semi-annual installment payment date following the drawdown event.
(2)	Includes six different drawdown events, corresponding to six different barges; the maturity date for each such drawdown event is on the 20th quarterly installment payment date.
(3)	The Company pays interest based on six-month LIBOR, which will convert to the Secured Overnight Financing Rate (“SOFR”) plus Credit Adjusted Spread (“CAS”), effective July 1, 2023.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

2025 Notes

On July 8, 2020, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate per annum of 10.75%.

The 2025 Co-Issuers have the option to redeem the 2025 Notes in whole or in part, at any time on or after August 1, 2023, at a fixed price of 102.688% and at par on or after August 1, 2024. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance. The 2025 Notes are currently secured by: (i) first priority ship mortgages on three tanker vessels servicing the Company’s Cabotage Business (the (1) Elena H, (2) Makenita H and (3) Sara H). owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance, together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The tanker vessel He Man H was released from the 2025 Logistics Senior Notes and the proceeds of $3,732 were deposited in an escrow account and constitute cash collateral held for the benefit of the 2025 Logistics Senior Notes.

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of June 30, 2023 and December 31, 2022, deferred finance costs associated with the 2025 Notes amounted to $9,893 and $12,018, respectively. Finance costs associated with the 2025 Notes amounted to $13,438 and $26,875 for the three and six month periods ended June 30, 2023, respectively, and $13,438 and $26,875 for the three and six month periods ended June 30, 2022, respectively, and is included in the unaudited condensed consolidated statement of profit under the caption “Finance costs.”

Other credit facilities

During the six-month period ended June 30, 2023, the Company paid $14,003 related to scheduled repayment installments under its secured credit facilities. During the three-month period ended June 30, 2022, the Company paid $28,586 related to scheduled repayment installments under its secured credit facilities. There were no proceeds from interest-bearing loans and borrowings for the six-month period ended June 30, 2023.

During the six-month period ended June 30, 2022, the proceeds from interest-bearing loans and borrowings were $29,000. Finance costs associated with the other credit facilities amounted to $697 and $1,439 for the three-and six month periods ended June 30, 2023, respectively, $791 and $1,498 for the three-and six month periods ended June 30, 2022, respectively. These are included in the unaudited condensed consolidated statement of profit under the caption “Finance costs.” As of June 30, 2023 and December 31, 2022, the unamortized deferred finance costs associated with the 2022 Term Bank Loan amounted to $57 and $72, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The Company is subject to certain covenants, commitments, limitations and restrictions in connection with its loan obligations and other long-term liabilities. The Company was in compliance with all such covenants as of June 30, 2023.

The annualized weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 10.36% and 10.26% for the three and six month periods ended June 30, 2023, respectively, and 10.31% and 10.17% for the three and six month periods ended June 30, 2022, respectively.

As of June 30, 2023 and December 31, 2022, an amount of $22,824 and $23,179, respectively, is included under the caption “Trade and other payables” in the Company’s unaudited condensed consolidated statement of financial position related to accrued interest from its interest-bearing loans and borrowings.

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of June 30, 2023, for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above).

Year	Amount in thousands of U.S. dollars
June 30, 2024	$79,210
June 30, 2025	72,001
June 30, 2026	504,550

Total	$655,761

NOTE 9: LEASES

Company as a lessee

The Company has lease contracts for land and offices used in its operations. Leases of land generally have an average lease term of 42.8 years with extension option attached, while office lease agreements generally have lease terms between 0.3 and 3.4 years.

The Company also has certain leases of offices with lease terms of 12 months or less and other low value office equipment. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

On April 28, 2022, the Company entered into a five year finance leasing contract for eight liquid barges. As of June 30, 2023, all eight liquid barges were delivered to Navios Logistics and have an average lease term of 4.7 years.

As a result of the Vimalcor acquisition, completed in May 2023, the Company currently has the right of use to a plot of land in the Port of Montevideo, and recorded a right-of-use asset at an amount equal to the finance lease liability amounting to $1,502. The concession expires in January 2029.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Land	Office buildings	Liquid Barges	Total right of use assets
Balance as at January 1, 2023	$7,361	$804	$2,683	$10,848

Lease reassessment	527	—	—	527
Additions	1,502	178	8,007	9,687
Depreciation expense	(174)	(285)	(595)	(1,054)

Balance as at June 30, 2023	$9,216	$697	$10,095	$20,008

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

An analysis of the lease liabilities is as follows:

2023
At January 1,	$11,761
Lease reassessment	527
Additions	9,687
Accretion of interest	591
Payments	(1,564)

At June 30,	$21,002

Current	$3,570
Non-current	$17,432

The maturity table of the undiscounted cash flows of the lease liabilities is presented below:

	Less than 1 year	Between 1 and 5 years	Over 5 years	Total
Lease Liability	$4,293	$13,139	$25,346	$42,778

The table below presents the components of the Company’s lease expense for the three and six-month periods ended June 30, 2023 and 2022:

	Six month period ended June 30, 2023	Six month period ended June 30, 2022	Three month period ended June 30, 2023	Three month period ended June 30, 2022
Depreciation expense of right-of-use assets	$1,054	$337	$681	$168
Interest expense on lease liabilities	590	358	346	177
Expense relating to short-term leases	2,021	2,021	1,013	1,013

Total	$3,665	$2,716	$2,040	$1,358

Liquid Barges

On April 28, 2022, the Company entered into a five year finance leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 through the second quarter of 2023. The finance lease contract is payable by 60 consecutive monthly payments of $26 each, commencing with the delivery date of the applicable barge. At expiration, the Company will have the ability to exercise the purchase option for these barges or extend the term of the finance leasing contract.

In December 2022, two of the eight liquid barges were delivered. The Company recorded a right-of-use asset at an amount equal to the finance lease liability amounting to $2,683. The finance lease is repayable by 60 consecutive monthly payments of approximately $26 each. The agreement for the two finance leases matures in the fourth quarter of 2027.

During the first quarter of 2023, additional three liquid barges were delivered. The Company recorded a right-of-use asset at an amount equal to the finance lease liability amounting to $4,010. The finance lease is repayable by 60 consecutive monthly payments of approximately $26 each. One of the agreements matures in the fourth quarter of 2027 and two in the first quarter of 2028.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

During the second quarter of 2023, the remaining three liquid barges under the finance lease contract were delivered. The Company recorded a right-of-use asset at an amount equal to the finance lease liability amounting to $3,997. The finance lease is repayable by 60 consecutive monthly payments of approximately $26 each and mature in the second quarter of 2028.

Company as a lessor

The Company through its subsidiaries entered into time charter agreements with aggregate hire receivables (contracted revenue), comprising lease revenue and service revenue (see Note 4.1). There are no significant variable lease payments in relation to these agreements.

NOTE 10: RELATED PARTY DISCLOSURES

As of June 30, 2023 and December 31, 2022, the amounts due to affiliate companies were as follows:

	June 30, 2023	December 31, 2022
Peers Business Inc. (Other related party)	$—	$(10,000)
Navios Shipmanagement Inc. (Other related party)	(2,059)	(1,319)

Total	$(2,059)	$(11,319)

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

Administrative expenses: On August 29, 2019, Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 and January 1, 2022 (extending the term of the agreement to January 1, 2027), was assigned from NC to NSM. Thereafter, NSM continues to provide certain administrative management services to Navios Logistics. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for the three and six month periods ended June 30, 2023 amounted to $728 and $1,455, respectively, and $286 and $572 for the three and six month periods ended June 30, 2022, respectively.

Promissory note: On July 30, 2021, the Company issued a $20,000 promissory note to Grimaud (the “Promissory Note”). On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc. (“Peers”), whereby the Promissory Note was assigned to Peers. In February 2023, the Company paid the remaining balance of $10,000 in full and there is no remaining outstanding balance as of June 30, 2023.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Lodging and travel services: Navios Logistics obtains lodging and travel services from entities all partially owned by Claudio Pablo Lopez, Navios Logistics’ Vice Chairman. Total charges were nil and $4, respectively, for the three and six-month periods ended June 30, 2023, and nil for each of the three and six-month periods ended June 30, 2022, respectively. Amounts payable amounted to less than $1 and nil, respectively, as of June 30, 2023 and December 31, 2022.

Navios Logistics has entered into an agreement with NSM with effect as of October 1, 2023, for the leasing of its global office spaces. The agreement has a term of five years with fees of $35.6 per month for the first year of the contract increasing thereafter 5% per annum for years two to four and 3% for year five. The Conflicts Committee of Navios Logistics has approved the transaction.

Employment Agreements - Compensation of key management personnel

The Company has an employment agreement with one management employee who is a non-controlling shareholder of the Company. This agreement stipulates, among other things, severance and benefit arrangements in the event of termination. In addition, the agreement includes confidentiality provisions and covenants not to compete. The agreement renews automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. The agreement calls for a base salary equal to $340 per year, annual bonuses and other incentives, provided certain performance targets were achieved. Under the agreement, the Company accrued compensation expense totaling $85 and $170 for the three- and six-month periods ended June 30, 2023, respectively. For the three- and six-month periods ended June 30, 2022, the Company had three employment agreements in place and the accrued compensation expense totaled $225 and $450, respectively.

Pursuant to the assignment agreement with NC and NSM, the latter provides certain administrative management services to Navios Logistics including the compensation of its directors and members of the Company’s senior management who are not employees of the Company. This compensation is included in the administrative expenses charged which amounted to $728 and $1,455 for the three and six month periods ended June 30, 2023, respectively, and $286 and $572 for the three and six month periods ended June 30, 2022, respectively.

NOTE 11: FAIR VALUE MEASUREMENT

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the unaudited condensed consolidated financial position for interest bearing deposits approximate their fair value because of the short maturity of these investment.

Restricted cash: The carrying amounts reported in the unaudited condensed consolidated financial position for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Interest-bearing loans and borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the seller’s credit agreement for the acquisition of the 2020 Fleet are fixed rate borrowings and their fair value was determined based on quoted market prices.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2023		December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$45,694	$45,694	$49,864	$49,864
Restricted cash	$—	$—	$300	$300
2025 Notes	$(490,107)	$(489,275)	$(487,982)	$(483,350)
Notes payable, including current portion	$(5,163)	$(5,163)	$(7,677)	$(7,677)
Other long-term indebtedness, including current portion	$(40,131)	$(40,131)	$(51,708)	$(51,708)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at June 30, 2023
	Total	Level I	Level II	Level III
Cash and cash equivalents	$45,694	$45,694	$—	$—
2025 Notes	$(489,275)	$(489,275)	$—	$—
Notes payable, including current portion(1)	$(5,163)	$—	$(5,163)	$—
Other long-term indebtedness, including current portion (1)	$(40,131)	$—	$(40,131)	$—

	Fair Value Measurements at December 31, 2022
	Total	Level I	Level II	Level III
Cash and cash equivalents	$49,864	$49,864	$—	$—
Restricted cash	$300	$300	$—	$—
2025 Notes	$(483,350)	$(483,350)	$—	$—
Notes payable, including current portion(1)	$(7,677)	$—	$(7,677)	$—
Other long-term indebtedness, including current portion (1)	$(51,708)	$—	$(51,708)	$—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities and takes into account the Company’s creditworthiness.

There were no changes in valuation techniques during the reporting periods presented, neither there were transfers between levels.

NOTE 12: EARNINGS PER SHARE (EPS)

Basic and diluted net earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for the periods ended June 30, 2023 and 2022 respectively, are as follows:

	Six month period ended June 30, 2023	Six month period ended June 30, 2022	Three month period ended June 30, 2023	Three month period ended June 30, 2022
Profit attributable to Navios Logistics’ stockholders	$6,031	$5,992	$4,439	$6,372

Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000

Net earnings per share from continuing operations: Basic and diluted	$0.30	$0.30	$0.22	$0.32

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

At June 30, 2023 and 2022, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Legal

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance obligations by a consolidated subsidiary of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 28, 2024.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to two consolidated subsidiaries under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

In September 2020, the Company agreed to a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to the Company as a result of the settlement of $4,140, to be collected in three equal installments of $1,380 within each of June 2021, 2022 and 2023. In June 2021, 2022 and 2023, the Company collected the first, second and third installments.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of all such proceedings, claims and contingencies will have a material adverse effect on the Company’s unaudited condensed consolidated financial position, results of operations or cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2023	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Georgios Akhniotis
Georgios Akhniotis
Chief Executive Officer